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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 11-K

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/X/ Annual report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934 (Fee Required)

For the Fiscal Year Ended October 31, 1993

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ----------------- to -----------------

Commission file number 1-5842

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Bowne & Co., Inc.
                         Employees' Stock Purchase Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               BOWNE & CO., INC.
                               345 Hudson Street
                            New York, New York 10014
                                 (212) 924-5500

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ITEMS 1 AND 2.  FINANCIAL STATEMENTS

                                                                                PAGE NUMBER
                                                                               IN THIS REPORT
            Report of Independent Auditors.                                         F-1
            Statements of Financial Position -- October 31, 1993 and 1992.          F-2
            Statements of Income and Changes in Members' Equity -- Years
              Ended October 31, 1993, 1992 and 1991.                                F-3
            Note to Financial Statements.                                           F-4
            Schedules I, II and III have been omitted because the
              information is given in the financial statements or note
              thereto or is not required.

EXHIBIT

            Consent of Independent Auditors.                                        F-5

                                   SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             BOWNE & CO., INC.
                                          EMPLOYEES' STOCK PURCHASE PLAN
                                               (NAME OF PLAN)

                                               By:       JAMES P. O'NEIL
                                                   ----------------------------
                                                    (JAMES P. O'NEIL, TRUSTEE)
Dated:  January 14, 1994

                         REPORT OF INDEPENDENT AUDITORS

The Trustees
BOWNE & CO., INC.
  EMPLOYEES' STOCK PURCHASE PLAN

     We have audited the accompanying statements of financial position of Bowne & Co., Inc. Employees' Stock Purchase Plan as of October 31, 1993 and 1992, and the related statements of income and changes in members' equity for each of the three years in the period ended October 31, 1993. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowne & Co., Inc. Employees' Stock Purchase Plan at October 31, 1993 and 1992, and the results of its operations for each of the three years in the period ended October 31, 1993, in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG

New York, New York
January 7, 1994

                               BOWNE & CO., INC.
                         EMPLOYEES' STOCK PURCHASE PLAN

                        STATEMENTS OF FINANCIAL POSITION
                           OCTOBER 31, 1993 AND 1992

                                                                       1993           1992
                                                                     ---------      ---------
Assets:
     Cash.........................................................  $    5,907     $      458
     Contributions receivable.....................................     110,430
     Investment in Bowne & Co., Inc. common stock, at market
      value -- 449,205 shares in 1993 and 524,433 shares in 1992
      (cost $5,177,930 in 1993 and $5,439,667 in 1992)............   9,152,552      7,473,170
                                                                     ---------      ---------
          Totals..................................................  $9,268,889     $7,473,628
                                                                     ---------      ---------
                                                                     ---------      ---------
Liabilities and members' equity:
     Undistributed accounts of former participants................  $    5,360     $    6,226
     Accrued expenses.............................................      10,000         22,000
     Members' equity..............................................   9,253,529      7,445,402
                                                                     ---------      ---------
          Totals..................................................  $9,268,889     $7,473,628
                                                                     ---------      ---------
                                                                     ---------      ---------

                       See Note to Financial Statements.

                               BOWNE & CO., INC.
                         EMPLOYEES' STOCK PURCHASE PLAN

              STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
                  YEARS ENDED OCTOBER 31, 1993, 1992 AND 1991

                                                            1993          1992          1991
                                                         ----------     ---------     ---------
Dividend income from Bowne & Co., Inc..................  $  135,981    $  135,806    $  144,717
                                                         ----------     ---------     ---------
Contributions by:
     Employees.........................................     862,933       806,080       742,430
     Participating companies...........................     431,466       403,040       371,216
                                                         ----------     ---------     ---------
               Total contributions.....................   1,294,399     1,209,120     1,113,646
                                                         ----------     ---------     ---------
               Total additions.........................   1,430,380     1,344,926     1,258,363
                                                         ----------     ---------     ---------
Less:
     Distributions of former participants' balances....   2,758,422     1,714,199     1,780,423
     Administrative expenses...........................      23,227        39,774        26,645
                                                         ----------     ---------     ---------
               Total deductions........................   2,781,649     1,753,973     1,807,068
                                                         ----------     ---------     ---------
Net decrease before realized and unrealized gains......  (1,351,269)     (409,047)     (548,705)
Net realized and unrealized gains......................   3,159,396       808,968     2,447,920
                                                         ----------     ---------     ---------
Net increase in members' equity........................   1,808,127       399,921     1,899,215
Members' equity, beginning of year.....................   7,445,402     7,045,481     5,146,266
                                                         ----------     ---------     ---------
Members' equity, end of year...........................  $9,253,529    $7,445,402    $7,045,481
                                                         ----------     ---------     ---------
                                                         ----------     ---------     ---------

                       See Note to Financial Statements.

                               BOWNE & CO., INC.

                         EMPLOYEES' STOCK PURCHASE PLAN

                          NOTE TO FINANCIAL STATEMENTS

NOTE 1

Organization, operations and significant accounting policies:

     The Plan became effective June 21, 1973 and is a qualified plan under the Internal Revenue Code.

     Operations of the Plan are funded through contributions received from participating employees of Bowne & Co., Inc. and its subsidiaries which have adopted the Plan and through contributions by the participating companies equal to 50% of their employees' contributions.

     As of October 31, 1993, the participating companies in the Bowne & Co., Inc. Employees' Stock Purchase Plan were as follows:

          Bowne & Co., Inc.
          Bowne of Atlanta, Inc.
          Bowne of Boston, Inc.
          Bowne of Chicago, Inc.
          Bowne of Cleveland, Inc.
          Bowne of Dallas, Inc.
          Bowne of New York City, Inc.
          Bowne of Phoenix, Inc.
          Bowne of Los Angeles, Inc.
          Bowne Information Services, Inc.
          Bowne International, Inc.
          Baseline Financial Services, Inc.
          Bowne Business Communications, Inc.

     The assets of the Plan are recorded at market value, measured by the closing price listed by the American Stock Exchange.

     Dividends received by the Plan are reinvested for the benefit of the participants.

     The Plan provides for 100% vesting in company contributions after five years of service. The nonvested portion of a participant's account at the time of termination is returned to the contributing employer.

     The Plan pays its direct administrative expenses. Bowne & Co., Inc. provides administrative services to the Plan without charge.

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration
Statement (Form S-8 No. 33-35810) pertaining to the Bowne & Co., Inc. Employees' Stock Purchase Plan and in the related Prospectus of our report dated January 7, 1994, with respect to the financial statements of Bowne & Co., Inc. Employees' Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended October 31, 1993.

                                                  ERNST & YOUNG

New York, New York
January 14, 1994